UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of June, 2006
Commission File Number: 0-25672
MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)
#300 — 889 Harbourside Drive
North Vancouver, British Columbia
Canada V7P 3S1
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

EXHIBIT LIST
SIGNATURES
EXHIBIT LIST

Exhibit	Description

99.1	Technical Review Of The Hope Bay Gold Project, West Kitikmeot Nunavut Territory, Canada dated June 20, 2006
CAUTIONARY NOTE TO UNITED STATES INVESTORS
National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates in the technical review attached as an exhibit hereto (the “Technical Review”) have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commissions (the “SEC”).
Without limiting the foregoing, the Technical Review uses the terms “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in limited cases. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization, mineral resources and mineral reserves contained in the Technical Review may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Certain statements included herein, including those that express management’s expectations or estimates of our future performance, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Statements about mineral reserves and resources may also be deemed to constitute forward-looking statements to the extent they involve estimates, based on certain assumptions, of mineralization that may be encountered if a deposit were to be developed and mined. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “target” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be “forward-looking statements.”
Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause the actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation, those risk set forth in the Company’s annual report on Form 40-F for the year ended December 31, 2005, under the heading “Risk Factors.” The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 22,  2006

Miramar Mining Corporation
(Registrant)

By:	/s/ Elane Bennett
Elane Bennett
Vice President and Controller